                                   EXHIBIT 2.3


    CARREKER CORPORATION REPORTS FIRST QUARTER REVENUE, EARNINGS PER SHARE

                                   .........

  ADJUSTS FISCAL 2001 GUIDANCE UPWARDS TO $175 MILLION IN REVENUES, $0.95 IN
                               EARNINGS PER SHARE

                                   .........

  ANNOUNCES FISCAL YEAR 2002 GUIDANCE OF $245 MILLION IN REVENUES, $1.33 IN
                               EARNINGS PER SHARE

                                   .........

           COMPANY ANNOUNCES CLOSING OF CHECK SOLUTIONS ACQUISITION

      DALLAS, (June 6, 2001) -- Carreker Corporation (NASDAQ: CANI), a leading provider of e-finance enabling solutions for the financial industry, today announced financial results for the first quarter ended April 30, 2001, and adjusted fiscal year 2001 guidance upwards.

      For the first quarter, the company reported revenues of $25.4 million. Net income for the period was $1.3 million, or $0.06 per diluted share.

      At the same time, the company also announced the closing of the Check Solutions Company acquisition and adjusted guidance upwards for fiscal 2001 to revenues of approximately $175 million and earnings per share of approximately $0.95.

      Carreker Corporation Chairman and Chief Executive Officer J.D. "Denny" Carreker stated, "While first quarter results were in line with guidance from May 22, the quarter clearly was marked by three significant value-building events for our shareholders, customers and employees:

-                 The acquisition of Check Solutions Company;

-                 The founding of Cash Services Australia;

-                 The addition of EnAct to our Revenue Enhancement pipeline."

      "At Carreker, we long have emphasized that we are not just working quarter-to-quarter; We are building a company for long-term value. With that in mind, we have identified acquisition and alliance opportunities that will bring us rapid, accretive growth. As a result, we brought these three opportunities to fruition in our last quarter and the weeks since," Mr. Carreker said.

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

      CHECK SOLUTIONS

- In May, Carreker Corporation announced a definitive agreement to acquire Check Solutions in a $109.5 million transaction that will be $0.07 accretive in fiscal 2001, excluding goodwill amortization and one-time, merger-related costs, and $0.17 accretive in fiscal 2002.

      "Check Solutions is particularly synergistic to Carreker Corporation, both for near-term growth and long-term strategic positioning, because it is much more than what its name implies. It is a payments technology infrastructure company that is additive to our technology scope and focused on the same vertical markets," Mr. Carreker said.

      For more than 20 years, Check Solutions has delivered check infrastructure technology that is well-known and highly regarded for reliably handling large volumes of checks at high speeds, working with the highest-volume banks in the world, including the Federal Reserve Banks in the United States, which handle about 30 percent of the total domestic check transit volume.

      "As banks accelerate the migration from checks to electronics, Check Solutions, and especially Check Solutions added to and integrated with Carreker's payment technologies, is in a uniquely advantageous position to be the leader in helping banks in their migration. Check Solutions has, as we do, the incumbent's advantage, and they dominate their technology space," Mr. Carreker said.

      "The infrastructure capabilities of Check Solutions are complementary with ours. Four groups of our technologies which facilitate electronification - Fraud, Electronic Check Presentment, Workflow and Float Pricing - complement and extend their capabilities," he said.

      CASH SOLUTIONS AUSTRALIA

- The second significant accomplishment was the formation of Cash Services Australia. CSA is a wholly owned subsidiary of Carreker Corporation, formed in conjunction with three of the four largest banks in in Australia.

      "Throughout the world, the cash supply chain function has become a vast and costly issue for banks and their customers for many reasons: regulatory change, globalization that intermingles currencies, rising costs and rampant fraud. Carreker long has been at the forefront with individual solutions for individual banks, but the situation calls for infrastructure solutions -- remedies involving multiple banks," Mr. Carreker said.

      "Accordingly, we assembled the necessary technology through best-in-class acquisitions as well as internal development. Then we brought three of the Australian banks together in a study that found that our technology, combined with a shared services venture that integrated their courier usage, would drastically reduce the cost of their cash logistics functions and position the banks to dramatically improve the value of their services to their cash-using customers," he said.

      With CSA as a proof of concept, Carreker Corporation is now positioned to pursue another source of long-term, recurring revenue from four factors: profit from the joint venture itself, a favored position to expand technology globally, technology maintenance fees and fees from customer use of the technology.

      ENACT

- The third significant accomplishment was the acquisition of the exclusive rights to sell the EnAct Customer Relationship Management solution to financial institutions. With the acquisition of these rights, the company also hired Robert Hall, the founder of the company that developed EnAct, and named him President of the Revenue Enhancement group. Additionally, Carreker Corporation entered into a remarketing agreement for other Xchange CRM solutions.

      "As part of our Revenue Enhancement solution, EnAct's methodology and best practices are significantly enriching the value we bring to clients, even though we are clearly best-of-class at revenue enhancement with pricing best practices. EnAct is not only a tremendous solution for banks seeking to increase their customer value, it is a perfect complement to what we already do. We see it more than doubling the value we already bring our clients in revenue growth," Mr. Carreker said.

      GUIDANCE

      "These accomplishments, including strong demand in our Revenue Enhancement and Global Technology Solutions businesses coupled with our focus on bottom-line growth and increasing market share, not only position us to meet and exceed our expectations for 2001, but also position us to continue to grow consistent with our historical growth rates through 2002 and beyond," Mr. Carreker said.

      "For purposes of guidance for fiscal year 2001, we remain confident in our organic, previously stated, fiscal 2001 revenue guidance of approximately $145 million and earnings per share of approximately $0.88. With the closing of the Check Solutions acquisition, we are adjusting our fiscal 2001 revenue guidance to $175 million and earnings per share to $0.95 excluding goodwill amortization and one-time, merger-related charges. This will result in approximately 59 percent revenue growth and approximately 44 percent earnings per share growth over fiscal 2000," he said.

      "For purposes of guidance for fiscal year 2002, we anticipate revenues of approximately $245 million and earnings per share of approximately $1.33. This translates to revenue growth of 40 percent and earnings per share growth of 40 percent over revised forecasted fiscal 2001 levels," Mr. Carreker said.

      Shareholders are invited to listen to a conference call that will be broadcast live over the Internet today, Wednesday, June 6, at 4:45 p.m. Eastern Time. The Web cast of the call can be accessed through the Carreker Corporation Web site at WWW.CARREKER.COM.

About Carreker:

      Carreker Corporation, headquartered in Dallas, Texas, is a leading provider of integrated consulting and software solutions that enable banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. Carreker's e-finance solutions use leading-edge technologies to create differentiated applications for banks and their customers. The Company believes that its 23 years of experience in the banking industry, combined with a professional staff and advanced technological expertise, allow for customized solutions for banks and other financial institutions. Carreker offerings are organized into three divisions, as follows: (1) Revenue Enhancement, which increases banks' revenues through market segmentation and improved customer pricing structures, (2) Global Technology Solutions, which provides business-case driven technology solutions through three customer-aligned groups: Risk Management, Cash Processing & Logistics and Transaction/Payment Processing (these technology-enabled solutions bring together nearly 50 mission-critical business process applications, strategic application implementation services, consulting/advisory services and outsourcing services) and (3) Enterprise Solutions, which integrates systems, combines operations and improves workflows and internal operational processes. Carreker's customer list includes more than 200 financial institutions in the United States, Canada, the United Kingdom, Ireland and Australia, including 70 of the largest 100 banks in the United States. For more information please visit the website at www.carreker.com.

      FORWARD LOOKING STATEMENT -- THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS THAT ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES. THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE," "PLAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, RISKS ASSOCIATED WITH THE COMPANY'S ACQUISITION OF CHECK SOLUTIONS, CHANGES IN THE BANKING INDUSTRY'S DEMAND FOR THE COMPANY'S SOLUTIONS, SIGNIFICANT CUSTOMER CONCENTRATION AND THE POTENTIAL LOSS OF A SIGNIFICANT CUSTOMER, VARIATIONS IN OPERATING RESULTS, REDUCTION IN REVENUES DUE TO

PRICING ARRANGEMENTS, THE INFREQUENT USE OF LONG-TERM CONTRACTS WITH CUSTOMERS, THE FOCUS OF THE COMPANY'S SOLUTIONS ON E-FINANCE OPPORTUNITIES AND THE CHANCE THAT THEY WILL NOT BE ACCEPTED IN THE MARKETPLACE, RISKS ASSOCIATED WITH RAPID GROWTH IN THE COMPANY'S BUSINESS, THE INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL, EXISTENCE OF DEFECTS OR ERRORS IN THE COMPANY'S SOFTWARE, ABILITY TO DEVELOP NEW TECHNOLOGIES AND SERVICES, ABILITY TO MEET THE CHANGING NEEDS OF CUSTOMERS, DEPENDENCE ON THIRD-PARTY INTERNET PROVIDERS AND THE INTERNET, INTENSE COMPETITION, RISKS ASSOCIATED WITH STRATEGIC ALLIANCES AND ACQUISITIONS, INABILITY TO PROTECT THE COMPANY'S PROPRIETARY RIGHTS, INFRINGEMENT AND OTHER CLAIMS AND RELATED EXPENSES, RELIANCE ON THIRD-PARTY LICENSES, VOLATILITY IN THE COMPANY'S STOCK PRICE, EXPOSURE TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS, RELIANCE ON INDEPENDENT CONTRACTORS, GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES AND ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S CHARTER DOCUMENTS AND UNDER APPLICABLE LAW. THESE AND OTHER FACTORS ARE SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED ON APRIL 30, 2001 AND IN OTHER REPORTS AND DOCUMENTS FILED BY COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME.

                                     ###



Keith Taylor, Media Relations                    George Matus, Senior Vice
                                                  President, Marketing and
(972) 371-1582 PH
                                                        Investor Relations
(972) 701-0758 FX
                                                         (972) 371-1601 PH
EMAIL: KETAYLOR@CARREKER.COM
                                                         (972) 701-0758 FX

                                                EMAIL: GMATUS@CARREKER.COM


                                 (TABLES FOLLOW)

                              CARREKER CORPORATION

                Condensed Consolidated Statement of Operations

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                             (UNAUDITED)
                                                         THREE MONTHS ENDED
                                                              APRIL 30,
                                                         ------------------
                                                             2001      2000
                                                         --------  --------
REVENUES:
  Consulting fees...................................     $ 14,845  $ 13,110
  Software license fees.............................        5,235     4,173
  Software maintenance fees ........................        3,197     2,282
  Software implementation fees .....................        2,127     2,495
                                                         --------  --------
    Total revenues  ................................       25,404    22,060


COST OF REVENUES:
  Consulting fees ..................................       10,015     8,573
  Software license fees ............................        1,165     1,143
  Software maintenance fees ........................        1,300       535
  Software implementation fees .....................        1,724     1,217
                                                         --------  --------
    Total cost of revenues .........................       14,204    11,468
                                                         --------  --------
GROSS PROFIT .......................................       11,200    10,592
                                                         --------  --------

OPERATING COSTS AND EXPENSES:
  Selling, general and administrative ..............        8,937     7,598
  Research and development .........................          867       984
                                                         --------  --------
    Total operating costs and expenses .............        9,804     8,582
                                                         --------  --------
Income from operations .............................        1,396     2,010


Other income (expense)..............................          686       372


Income before provision for income taxes............        2,082     2,382
Provision for income taxes .........................          770       905
                                                         --------  --------

Net income .........................................     $  1,312  $  1,477
                                                         ========  ========
Basic earnings per share............................     $   0.06  $   0.08
                                                         ========  ========
Diluted earnings per share..........................     $   0.06  $   0.08
                                                         ========  ========
Shares used in computing basic earnings per share...       21,764    18,499
                                                         ========  ========
Shares used in computing diluted earnings per share.       22,732    19,467
                                                         ========  ========


                              CARREKER CORPORATION

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                       (UNAUDITED)        (UNAUDITED)
                     ASSETS                              APRIL 30,        JANUARY 31,
                                                           2001              2001
                                                       -------------     -------------
Cash, cash equivalents and short-term investments..     $    68,633       $    78,505
Accounts receivable, net of allowance..............     $    47,712       $    44,746
Total current assets...............................     $   133,489       $   131,855
Property and equipment, net of accumulated
depreciation.......................................     $     6,196       $     5,888
Software costs capitalized, net of accumulated
amortization.......................................     $    10,796       $    10,222
Total assets.......................................     $   151,140       $   148,074

               LIABILITIES AND EQUITY

Accounts payable...................................     $     2,319       $     3,521
Deferred revenue...................................     $     8,748       $     9,010
Total current liabilities..........................     $    19,627       $    20,100
Deferred income taxes..............................     $     3,473       $     2,916
Stockholders' equity...............................     $   128,040       $   125,058
Total liabilities and stockholders' equity.........     $   151,140       $   148,074

















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